

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 1, 2008

Mr. J.W. Stewart
President and Chief Executive Officer
BJ Services Company
4601 Westway Park Blvd.
Houston, TX 77041

      Re: **BJ Services Company**
              Form 10-K for Fiscal Year Ended September 30, 2007
              Filed November 29, 2007
              Response Letter Dated June 25, 2008
              File No. 1-10570

Dear Mr. Stewart:

      We have completed our review of your filing and response letter and have no further comments at this time.

                    Sincerely,

                    Anne Nguyen Parker
                    Branch Chief

cc: R. Carroll
       K. Calder
       L. Nicholson
       W. Friar
       C. Blye